UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.     )*

ONEBEACON INSURANCE GROUP, LTD.

(Name of Issuer)

Class B
Common Shares

(Title of Class of Securities)

G67742109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Insurance Group, Ltd. “White Mountains” (No. 94-2708455)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 72,400,000 (a)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 72,400,000 (a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,400,000 (a)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100%

12.	Type of Reporting Person (See Instructions) HC

(a)             White Mountains directly controls no Class B common shares of OneBeacon Insurance Group, Ltd. (“OneBeacon”) and is deemed to indirectly control a total of 72,400,000 Class B OneBeacon common shares (“Class B Shares”) through various wholly-owned subsidiaries of White Mountains as presented herein.

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Holdings Bermuda Ltd. “WMHBL” (No. 98-0216630)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 72,400,000 (b)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 72,400,000 (b)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,400,000 (b)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100%

12.	Type of Reporting Person (See Instructions) CO

(b)            WMHBL directly controls no Class B common shares of OneBeacon and is deemed to indirectly control a total of 72,400,000 Class B Shares through two wholly-owned subsidiaries of White Mountains as presented herein.

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lone Tree Insurance Group Ltd. “LTIG”

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 72,400,000 (c)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 72,400,000 (c)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,400,000 (c)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100%

12.	Type of Reporting Person (See Instructions) CO

(c)             LTIG directly controls no Class B common shares of OneBeacon and is deemed to indirectly control a total of 72,400,000 Class B Shares through a wholly-owned subsidiary of White Mountains as presented herein.

CUSIP No. G67742109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lone Tree Holdings Ltd. “LTH”

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 72,400,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 72,400,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,400,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 100%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer OneBeacon Insurance Group, Ltd.
(b)	Address of Issuer’s Principal Executive Offices One Beacon Lane, Canton, MA 02021

Item 2.
(a)	Name of Person Filing This statement is being filed by White Mountains and its wholly-owned subsidiaries WMHBL, LTIG and LTH.
(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of White Mountains is 80 South Main Street, Hanover, New Hampshire 03755.  The address of the principal business office of WMHBL, LTIG and LTH are The Bank of Butterfield Building, 42 Reid Street, Hamilton HM 12, Bermuda.

(c)	Citizenship White Mountains, WMHBL, LTIG and LTH are exempted Bermuda limited liability companies.
(d)	Title of Class of Securities Class B Common Stock ($.01 par value)
(e)	CUSIP Number G67742109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 72,400,000 Class B Common Shares.
(b) Percent of class: 100%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 72,400,000 (d).
(ii) Shared power to vote or to direct the vote 0.
(iii) Sole power to dispose or to direct the disposition of 72,400,000 (d).
(iv) Shared power to dispose or to direct the disposition of 0.
(d) LTH directly controls 72,400,000 Class B Common Shares. White Mountains, WMHBL and LTIG directly control no Class B Common Shares and indirectly control through LTH, 72,400,000 Class B Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person See Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certifications Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

WHITE MOUNTAINS INSURANCE GROUP, LTD.

by:	/s/ J. Brian Palmer
Name: J. Brian Palmer
Title: Chief Accounting Officer

WHITE MOUNTAINS HOLDINGS BERMUDA LTD.

by:	/s/ Dennis P. Beaulieu
Name: Dennis P. Beaulieu
Title: Vice President and Assistant Secretary

LONE TREE INSURANCE GROUP LTD.

by:	/s/ Dennis P. Beaulieu
Name: Dennis P. Beaulieu
Title: Vice President and Assistant Secretary

LONE TREE HOLDINGS LTD.

by:	/s/ Dennis P. Beaulieu
Name: Dennis P. Beaulieu
Title: Vice President and Assistant Secretary